                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB


                 General Form for Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            Interactive Telesis, Inc.
                 (Name of Small Business Issuer in its charter)


              Delaware                                     33-0649915
      ------------------------                 ---------------------------------
      (State of incorporation)                 (IRS Employer Identification No.)


        535 Encinitas Boulevard
              Suite 116
         Encinitas, California                              92024
----------------------------------------                  ----------
(Address of principal executive offices)                  (Zip Code)


       Issuer's telephone number:                   760-632-1700
                                                    ------------
           Copy To:  Bruce J. Rushall, Esq.
                     1903 Wright Place, Suite 250
                     Carlsbad, CA  92008
                     (760) 438-6855

           Securities to be registered under Section 12(b) of the Act:

      Title of each class                   Name of each exchange on which
      to be so registered                   each class is to be registered


             None                                         N/A
      -------------------                   ------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of class)


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PART I.

ITEM 1. DESCRIPTION OF BUSINESS

General

Interactive Telesis Inc. ("the Company" or "ITI") provides customized interactive voice response (IVR) services. IVR generally consists of accessing or interacting with information in a computer database using a touch-tone phone. The Company specializes in providing customized IVR systems meeting specific customer needs utilizing proprietary software. The Company commenced providing IVR services in 1993. The Company's initial service offering was an automated shareholder communication service, marketed to public companies under the service name InvestorREACH(TM). A description of the Company's current service offerings is provided below. ITI's services are sold to medium- and large-size corporations for internal use and, in some instances, are bundled with a partner's service offering for resale to their customers. The Company offers its services nationwide in the United States and in Canada.

History

The Company was formed under the laws of the province of British Columbia on June 19, 1987, under the name "Butter Rock Resources Ltd.," and, on September 23, 1996, the Company's jurisdiction of incorporation was continued to the State of Delaware. The Company was originally involved in mineral exploration until its acquisition in 1992 of Investment News Network, a company with a business concept to utilize IVR to create an automated shareholder communication service by which public companies could communicate in a timely and cost-effective manner with their investors.

The Company's shares were originally listed for trading on the Vancouver Stock Exchange in 1992, under the name "Butter Rock Resources Ltd." In 1993, the Company acquired Investment News Network Inc., a Nevada corporation, and changed its name to "INN Investment News Network Ltd." In September of 1995, the Company's shares were posted for trading on the OTC Bulletin Board. Effective October of 1995, the Company conducted a one-for-seven share consolidation and commenced trading under the ticker symbol "TSIS." The Company voluntarily de-listed from the Vancouver Stock Exchange in March, 1996. The Company's shares have remained trading on the OTC Bulletin Board under the ticker symbol "TSIS" since that date.

The Company has not participated in any material reclassification, merger, consolidation or purchaser sale of assets outside the ordinary course of business during the last three years.



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Business

The Company currently offers specific IVR services, both directly to medium and large corporations, as well as allowing its services to be bundled with its partners' product offerings. The Company is not a solution-provider - that is, it does not develop IVR solutions for a fee and then install them at the customer's site. Rather, the Company hosts all applications and provides all of its services through its own software and hardware systems located at the Company's facilities. In some cases, in order to reduce telecommunication costs, the Company installs equipment at a customer's location, which is remotely monitored and managed and remains the property of the Company. The Company's systems consist of industry standard hardware and the Company's proprietary software. The systems are modular and can be scaled to accommodate even the largest applications.

The following are descriptions of the Company's current service offerings:

        InvestorREACH(TM)

        InvestorREACH(TM) is an automated shareholder communication service which allows client public companies to provide a toll-free telephone number which the corporations advertise to their investors. Investors calling the number hear a personalized greeting from the client company, are provided with a stock quote, and may select from a menu of options which may include:

                - Stock quote (high, low, volume)

                - News releases (voice and fax)

                - Financial statements (quarterly, annual, and management
                  discussion)

                - Request information material to be mailed

                - Be transferred to the investor relations department or
                  transfer agent of the public corporation.

        The Company also provides mail fulfillment services. The Company charges a monthly service fee, a per-minute usage fee for voice, fax, and call transfer, and transactional fees for mail fulfillment services.


        The Company determines in negotiations with the client the exact fee charged for each contract. The factors used to determine fees charged are based on economic and marketing assumptions which include financial and segment strength of customer, scope of service, volume of usage and set-up costs.

        The Company offers InvestorREACH(TM) on a month-to-month basis, with no set-up fee, no long-term contract, and no termination fees.

        The Company currently has 52 InvestorREACH(TM) customers in various industries. The largest clients include Wells Fargo, Nike, Yahoo!, Excite, National Fuel Gas, and the Tribune Corporation.

        Revenues for the fiscal year 1999 derived from the largest InvestorREACH(TM) clients are as follows:

             Client                    Fiscal Year 1999 Revenue
             Wells Fargo                       $84,003
             Nike                              $ 3,665
             Yahoo!                            $25,900
             Excite@Home                       $ 5,178
             National Fuel Gas                 $13,702
             Tribune Group                     $14,551

        To experience the InvestorREACH(TM) service, call 1/888/474-9910.


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        The negotiations for the sale of InvestorREACH(TM) referenced in Note 8 to the financial statements have been terminated.

        Digital Record and Replay Services

        In November, 1997, the Company began providing digital record and replay services to the teleconference industry. The service allows teleconference providers to digitally record teleconferences they conduct on behalf of their customers. These calls are then made available for immediate replay by end users using a touch-tone telephone. The system is 100% automated (except where special editing is requested) and are client-branded such that endusers are not aware the service has been outsourced to the Company. The Company invoices the teleconferencing company semi-monthly, based on per-minute replay usage. The Company complements the telephonic replay with Internet replay capability, allowing end users to access sound files from a site hosted on behalf of the teleconference provider or by the client company.


        The Company currently provides these services to two, AT&T Corporation and Global Crossing, teleconferencing providers, as well as directly to certain large corporations for internal use.


        Automated Surveys

        The Company has developed proprietary software applications which permit surveys to be conducted via IVR on an automated basis without human intervention. Surveys can be linear or branching and responses can be multiple choice or voice-recorded. The Company has registered the service mark TeleSurvey(SM) in conjunction with this service.

        The Company's initial sales and marketing efforts with respect to this offering are focused on the prepaid phone card market in the United States. The Company has partnered with approximately 17 issuers of prepaid phone cards to add the survey capability as a value-added option to their prepaid offering, thus enhancing their value proposition to their customers.

        The service involves a user of a prepaid phone card being routed to the Company's IVR system at the time of activation (only) of the prepaid phone card for a 3-5-question survey. At the conclusion of the survey, the customer is returned to the prepaid telecommunication platform to dial their outgoing telephone call.

        Upon securing reselling relationships with these partners, the Company structured a Channel Partner Program to support the sales and marketing efforts of the Company's partners with a view to increasing revenue from this sector. In addition to the prepaid phone card industry, the Company is pursuing survey application opportunities in the call center and credit card industries.


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        MarketReach(TM) - Enhanced Services

        The Company has developed proprietary software which provides the following customized IVR functionality:

          - Message recording
          - Record and replay message (telephone)
          - Internet message replay
          - Fax-on-demand
          - Automated call transfer
          - Dealer locator
          - Caller surveys
          - Credit card transactions
          - Broadcast fax
          - Broadcast e-mail

        The Company has created applications, and is continuing to pursue additional opportunities utilizing this functionality, including Third Party Verification (TPV) and contests/sweepstakes applications.
Acquisition of Paragon Voice Systems

On December 17, 1999, Interactive Telesis, Inc. (the "Company") purchased 510,000 shares of common stock of Paragon Voice Systems ("Paragon").

Upon consummation of the transaction, Paragon had a total of 900,000 shares outstanding of which the Company owns 56.67%.

Paragon is a leading value-added reseller and developer of computer telephony solutions in the emerging technology field of Automated Speech Recognition ("ASR"). Paragon resells speech recognition software and application building blocks for the technology as a part of its integrated solutions. Paragon is a California corporation based in San Diego, California.

The Company is a long-time customer of Paragon and purchased a controlling interest in Paragon with a view of joining forces to develop and deploy the most advanced speech recognition solutions for corporate customers. The Company hopes that its relationship with Paragon will allow Paragon to provide the development, integration and support services for ASR applications the Company builds for its customers to handle their ASR calls and communication needs.

The Paragon Acquisition helps position the Company to become one of the premiere hosting facilities for complex ASR applications.

Sales and Marketing

The Company has a proprietary sales force of five individuals targeting customers in specific industry sectors (e.g., teleconferencing and prepaid long distance). Sales strategies include telemarketing, face-to-face meetings, presentations, and providing free demonstrations.

In the Prepaid Channel Program, the purpose is to leverage the existing sales forces of the Channel partners in selling the Company's services bundled with the partner's prepaid minutes. The Company has recently created partner handbooks and an entire Channel Partner Program to support and increase revenues for the Company and its partners in the sale of automated surveys in combination with prepaid phone cards.

Competition

To the Company's knowledge, there are more than one hundred companies in the United States and Canada which have IVR capability, although in most instances, the IVR functionality is used to supplement live-agent call center services. The Company does not offer any live-agent services and wherever these services are required as a complement to the Company's IVR services, the Company out-sources the live-agent services to one of several call centers with which the Company has partnered.

The IVR industry is dominated by perhaps ten large corporations capable of handling extremely high volume applications which are usually associated with direct response television advertising. There are also dozens of smaller companies providing IVR service


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bureau services similar to the business strategy of the Company. In general, the
Company finds itself in competition with large call center competitors which also offer IVR services. The Company is pursuing business with large, national companies, including a majority of the large telephone companies in the United States and Canada, and, as a result, usually competes against much larger companies.

Business Concentration

A majority of the Company's revenues to date has been generated by record and replay services. 78% and 68% of the Company's revenue was generated by three and one customer(s) for the years ended July 31, 1999, and 1998, respectively. The Company's relationship with these customers is good and the Company expects to be providing additional services in the future to these customers beyond those currently being provided. All of the Company's contracts are terminable upon notice by either party.


The following were the Company's major customers, based on revenue, during the fiscal years ended:

   July 31, 1998         AT&T TeleConferencing
   July 31, 1999         AT&T TeleConferencing, Global Crossing


Trademark and Copyright Issues

The Company develops all of its proprietary software in house and does not incorporate any third-party software other than off-the-shelf, commercially available software.

The Company has applied for the following service marks:

        - InvestorREACH(TM)
        - MarketREACH
        - TeleSurvey

Governmental Regulation

The Company is not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all


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products and services. The Company does not provide customer information to third parties and, therefore, does not anticipate any current or proposed legislation relating to online privacy to directly affect its activities to a material extent.

The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

In addition, it is uncertain what impact government regulation may have on telecommunication providers on which the Company's business depends. Future government regulation may have an adverse affect on the Company's cost of doing business.

Employees

The Company currently has 23 full-time employees and three part-time employees. The Company's success will depend in large part on its ability to attract and retain skilled and experienced employees. The Company believes that its relations with its employees is good. The Company does not currently have any key-man life insurance on any of its employees, directors, or executive officers.

The Company has no written or oral contracts for employment with any of its employees, directors, or executive officers.

Risk Factors

The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement in this report. The Company's securities are speculative and investment in the Company's securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.

        RISKS RELATED TO THE COMPANY'S BUSINESS

        - THE COMPANY HAS A LIMITED OPERATING HISTORY. The Company implemented its current plan of business in 1994 and remains dependent upon a limited variety of services (as specified under "Business" on page 3) and small number of significant customers (See "Business Concentration" on page 6.) Because of the Company's limited experience in its principal markets and its anticipated need to expand the scope of its services and its customer base, there is no assurance that the Company's long-term operating strategies for the sales of its services in its selected markets will be successful.




        - POTENTIAL LACK OF LIQUIDITY IN OUR COMMON STOCK DUE TO PENNY STOCK REGULATIONS. Because our common stock trades below $5.00 per share, we are subject to the Securities Enforcement and Penny Stock Reform Act of 1990 (the "Penny Stock Rules"). The Penny Stock Rules adversely affect the market liquidity for our common stock because broker-dealers trading in Penny Stocks must, among other things, provide customers with a risk disclosure statement setting forth certain specified information prior to the transaction; disclose to the customer inside bid quotation and outside offer quotation for this Penny Stock, or, in a principal transaction, the broker-dealer's offer price for the Penny Stock; disclose the aggregate amount of any compensation the broker-dealer receives in the transaction; disclose the aggregate amount of the cash compensation that any associated person of the broke-dealer, who is a natural person, will receive in connection with the transaction; deliver to the customer after the transaction certain information concerning determination of the price and market trading activity of the Penny Stock. Also, prior to the transaction, the broker-dealer must approve the customer's account for transactions in Penny Stocks and receive from the customer a written agreement to the transaction setting forth the identity and quantity of the Penny Stock to be purchased. These requirements make it more difficult administratively for broker-dealers to buy and sell our stock on behalf of their customers. Consequently, the Penny Stock Rules affect the ability of our shareholders to sell the Company's shares in the secondary market.


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        -  THE COMPANY HAS A HISTORY OF LOSSES AND MAY INCUR LOSSES IN THE
           FUTURE. Until its fiscal year ended July 31, 1999, the Company had incurred significant net losses under its current plan of business. There is no assurance that the Company's revenues will grow or that it will maintain profitability in the future. The Company's ability to increase revenue and maintain profitability will be affected by other risks and uncertainties described below, most of which are outside of the Company's control.

        - THE COMPANY'S BUSINESS IS DEPENDENT UPON A SMALL NUMBER OF CUSTOMERS WHO ACCOUNT FOR THE MAJORITY OF THE COMPANY'S REVENUES. The loss of one or more of these customers and the Company's inability to replace them would materially adversely affect the Company's business.

        - THE COMPANY'S BUSINESS DEPENDS ON CERTAIN SKILLED AND EXPERIENCED EMPLOYEES. These include the Company's Chief Executive Officer, VP of Operations and its senior software programmers. The Company does not maintain long-term employment contracts with its CEO or any of its key employees. Competition for skilled and experienced software programmers and supporting skills in the Company's geographic region is intense and the Company may not be able to hire or retain key employees. If the Company is unable to hire, train and manage new skilled and experienced employees as needed, it would be unable to support its planned growth and future operations.

        - REVENUES FROM PORTIONS OF THE COMPANY'S BUSINESS MAY VARY THROUGHOUT ITS FISCAL YEAR. For example, the Company's Digital Record & Replay service may be utilized mostly during the quarterly earnings season, which is typically held by calendar-year companies during the months of January, April, July and October.

        - THE COMPANY DOES NOT GENERALLY CHARGE ITS CUSTOMERS FOR ITS INITIAL SET-UP COSTS FOR ESTABLISHING A CUSTOMIZED INTERACTIVE VOICE RESPONSE SERVICE, BUT RECOUPS THESE COSTS OVER THE FIRST SEVERAL MONTHS OF A CONTRACT. The majority of Company's services accounts with customers are cancelable by either party upon 30 days notice. Therefore, there is no assurance that an account, once established, will be maintained for a time sufficient to allow the Company to recoup its set-up costs.


        - THE COMPANY DOES NOT HAVE COPYRIGHT OR PATENT PROTECTION FOR ITS PROPRIETARY SOFTWARE SYSTEMS. The Company does not consider its service mark or trade secrets to be material to its financial results and/or results of operations.


        - MANY OF THE COMPANY'S CUSTOMERS HAVE GREATER TECHNICAL AND FINANCIAL RESOURCES THAN THE COMPANY AND COULD, SHOULD THEY DEEM IT ADVISABLE AND ECONOMICALLY FEASIBLE, PROVIDE INTERNALLY THE SERVICES OTHERWISE PROVIDED BY


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           THE COMPANY. Accordingly, there is no assurance that in the future one or more of the major customers may not provide internally services which it now purchases from the Company.

        - THE COMPANY DOES NOT BELIEVE SUBSTANTIAL BARRIERS EXIST TO THE ENTRY BY OTHER COMPANIES INTO ONE OR MORE OF THE SERVICES THE COMPANY PROVIDES. Accordingly, the Company could, in the future, encounter significant competition for its services from one or more competitors which have significantly greater technical and/or financial resources than the Company.

        - IF THE COMPANY IS UNABLE TO DEVELOP NEW SERVICES OR EXPAND FEATURES OF EXISTING SERVICES, IT MAY NOT BE ABLE TO EXPAND ITS OPERATIONS. The Company must continually explore additional areas and services which it may offer to its customers. The Company's inability to manage its growth could harm its business. Also, if the Company is unable to continually improve its ability to deliver services to customers, it may not be able to accommodate the increasing level of use or expanding needs of its customer base.

        - THE COMPANY'S BUSINESS IS SUBJECT TO CHANGES IN THE COMPUTER AND TELECOMMUNICATION INDUSTRIES WHICH ARE OCCURRING AT A RAPID RATE. It is possible that future changes in these industries could significantly change the demand for the Company's services and/or the means by which the Company provides its services. The Company's failure to adapt to such changes could adversely affect the Company's volume or cause the Company's services to become obsolete.



        - THE COMPANY RELIES SIGNIFICANTLY ON THIRD PARTIES. The Company's operations depend to a significant degree on a number of other third parties, including telecommunication service providers. The Company has no effective control over these third parties and no long-term contractual relationships with any of them. From time to time, the Company could experience temporary interruptions in its Internet Web site connections and its telecommunications access. Continuous or prolonged interruptions in the Company's Internet Web site connections or in its telecommunications access would have a material adverse affect on the Company's business, financial condition, and results of operations. The Company's agreements with its telecommunications providers place certain limits


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           on the Company's ability to obtain damages from the service providers for failure to maintain services to the Company's facilities.

        RISKS RELATED TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK

        - THE COMPANY EXPECTS ITS SHARE PRICE TO REMAIN HIGHLY VOLATILE. The market price for the Company's stock has in the past fluctuated significantly and is expected to continue to fluctuate primarily because of the number of shares outstanding, the low trading price of the stock, developments in the Company's business, including announcements of technological innovations, fluctuations in customer orders, customer cancellations, the introduction of new products by the Company or its competitors, service problems and/or quarterly variations in the actual or anticipated results of the Company's operations. Also, the over-the-counter market in which the Company's stock trades has historically experienced extreme price and volume volatility, which has particularly affected market prices of technology companies. This volatility has often been unrelated to the operating performance of the companies. Broad market volatility may adversely affect the market and price of the Company's stock.

        - THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON STOCK AND HAS NO PLANS TO DO SO. The Company has not paid any cash dividends on its common shares to date. The Company intends to retain any earnings to finance growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Accordingly, the Company's shareholders will need to look for appreciation in the market price of the Company's stock for a return on their investment in the Company.

        - MANAGEMENT HAS BROAD DISCRETION OVER ESTABLISHING AND IMPLEMENTING THE COMPANY'S OPERATIONAL STRATEGIES AND GOALS. Management may devise, modify, abandon or implement operating strategies at any time within their discretion without a vote of the Company's shareholders. Accordingly, investors in the Company must depend on management's experience and judgment in making critical decisions affecting the Company's business and operating results.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues for fiscal year 1999 nearly tripled from the prior fiscal year to $3,022,290. The increase in revenue from $1,102,241 in fiscal year 1998 to $3,022,290 in fiscal year 1999 was a result of adding clients in the areas of InvestorREACH(TM), which accounted for $263,195 in additional revenue, and Digital Record and Replay, which increased from $828,173 in fiscal year 1998 to $2,278,591, an increase of $1,450,346 or 175% over fiscal year 1998. The Digital Record and Replay increase is due to an increase in revenue of $574,858 or 70% of one existing customer, and 105%, or $877,793 is a result of adding a new customer. The Company also added new customers to the Automated Surveys service in the amount of $206,743 in revenue in fiscal year 1999. Automated Survey service had no revenue in fiscal year 1998. Net income totaled $321,740, representing earnings of just over 1 cent per share. In the fourth quarter of the 1999 fiscal year, revenues were up 18% over the Company's third quarter revenues, while third quarter revenues were up 66% from the second quarter of 1999. To October 31, 1999, the Company has recorded seven consecutive quarters of increasing revenues.

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Cost of Revenue and Major Expenses

Fiscal 1999 versus 1998

Cost of Revenue consists of the expenses associated with providing the telecommunication services based on usage, and recurring fixed monthly telecommunications costs. These costs are a mix of both variable and fixed costs. For the fiscal year ended July 31, 1999, cost of revenue increased 125% over 1998, due to increased usage.

Salaries and wages increased 44% from fiscal 1998 to fiscal 1999 as a result of adding five full-time employees during fiscal year 1999. The increase in staff was necessary to provide the Information Technology and Systems skills and experience needed to meet and support the requirements of the customers, which enabled the Company's growth in revenue.

General and administrative costs are made up of the following major expenses: consulting and legal fees, office rent, printing, postage, and telephone/ facsimile. These five accounts made up 80% of the general and administrative expenses for fiscal year 1999 and 81% for fiscal year 1998. General and administrative expense for fiscal year 1998 was $627,831 and for fiscal year 1999 was $742,802, or an increase of $114,971 or 18.3%. The increase was the result of higher consulting and legal fees for fiscal year 1999 over 1998 by $105,786, or 58%. The additional consulting and legal fees were necessary to help grow the business from revenue of $1,102,241 in fiscal year 1998 to $3,022,290 in fiscal year 1999.

Sales and marketing expenses increased during the period 88% as a result of adding staff and also increased travel expenditures to promote the growth of the business.

Depreciation and amortization increased 174% during the period as a result of adding computer and related equipment. The increase in the Company's property and equipment of approximately $575,000 was financed primarily by way of capital leases secured by the equipment and personally guaranteed by the Company's CEO. Upon successfully securing additional long-term contracts, the Company will be required to increase the size of its IVR systems to support the additional growth. Equipment will be acquired through a combination of cash on hand and capital leases on the equipment purchased.

Management believes that Automated Speech Recognition based on natural language engines will begin replacing traditional, existing IVR technology based on DTMF (callers making selections by pressing buttons on the telephone keypad). ASR technology essentially allows computers to understand the human voice and respond to voice commands. Management expects this technology to not only dramatically expand the number of applications for which current IVR technology is not sufficient but also to replace most current IVR applications over time.

The Company has recently begun focusing its efforts with the goal of becoming a premier developer and hosting facility for ASR applications. Reference is made to the heading "Business" for a description of the Company's recent acquisition of Paragon Voice Systems.

At the 1999 Annual General Meeting the Board of Directors sought and received authorization from shareholders for the sale of the Company's automated shareholder communication service, InvestorREACH(TM). However, the Company has since terminated discussions for the sale of InvestorREACH(TM).




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Liquidity and Capital Resources


Net working capital increased to $864,184 at July 31, 1999, due primarily to an increase in Accounts Receivable as a result of increased revenue for fiscal year 1999. Fiscal year 1999 revenue nearly tripled from fiscal year 1998, from $1.1 million to $3.0 million.


Detail of cash flows for fiscal year 1999 and 1998

Operating activities - Cash flows of $353,937 were provided by operations in fiscal year 1999, compared to cash flows used in operations of $(543,705) in fiscal 1998. The increase is primarily due to the Company reporting net income of $321,740 in fiscal year 1999, compared to net loss of $(677,417) in fiscal year 1998, an adjustment for depreciation (non-cash expenditure) of $177,067 in fiscal year 1999, compared to $64,615 in fiscal 1998, and a litigation contingency (non-cash expenditure) of $80,000 in fiscal year 1999.

Investing activities - Cash flows used in investing activities was $91,240 for the purchase of property and equipment, other than leasing of property and equipment, during fiscal year 1999, compared to $104,955 during fiscal 1998.

Financing activities - Cash flows used in financing activities was $(178,635) in fiscal year 1999, compared to cash flows provided by financing activities of $518,093 in fiscal year 1998. The decrease is primarily due to cash used for the repayment of capital leases of $185,110, and the decrease in issuances of common stock and purchases of treasury shares. Refer to page F-4, Statements of Changes in Shareholders' Equity for Fiscal Year 1999 and 1998.

The causes for material changes from period to period in the balance sheet were as follows:

- Accounts Receivable increased in 1999 as a result of increased revenue in 1999.

- Property and equipment increased in 1999, which was necessary for the growth of the Company. Computer and related equipment were both purchased with cash and leased to enable the Company to provide the services necessary to grow the revenue of the Company in 1999 and future years.

- Liabilities increased in 1999 as a result of leasing computers and equipment as stated above. The liabilities in 1999 also increased as a result of providing for a litigation contingency of $80,000.


Commitments - non cancelable operating leases

The Company leases its facilities under a non-cancelable operating leases that expire at various dates through July 2002. Minimum future obligations under these leases as of July 31, 1999, are as follows:

Year ended July 31,                           Amount
-------------------                          --------
       2000                                  $129,147
       2001                                   104,202
       2002                                    13,732
                                             --------
Total minimum lease payments                 $247,081
                                             ========

Rent expense under the non-cancelable operating leases was $103,185 and $62,589 for the years ended July 31, 1999, and 1998.


Management is confident that the Company's positive cash flow is sufficient to meet its anticipated capital expenditures on both a short- and long-term basis. The Company's systems are modular in nature and scalable, depending on demand. Accordingly, capital expenditures on the Company's telecommunications network are usually made only immediately prior to use; hence, an increase in revenue and net income. Based on current cash flow projections, management expects that the Company can continue operations and expand its computer network where necessary in the future without any outside infusions of cash.

Future Expectations

For the fiscal year ending July 31, 2000, the Company is projecting revenue increases, with a corresponding increase in net income (before tax). Achieving growth in both revenues and net income will be contingent upon the Company securing additional contracts with existing customers as well as long-term, high-margin contracts with new customers, and there is no certainty that these objectives will be achieved.

The Company's telecommunication costs should be reduced over the next fiscal year, resulting from volume discounts.

The Company has both federal and state income tax loss carry-forwards of approximately $2,255,000 and $1,703,000, respectively, which can be used to offset future income taxes. The Company has made a valuation allowance for the deferred tax assets, including the portion related to the net operating loss carry-forwards. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. To the extent that the Company is able to achieve net operating income in the future, the tax loss carry-forwards will have a significant, positive effect on the Company's after-tax income.

Forward Looking Statements

This registration statement contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "endeavor," "expect," "anticipate," "estimate," "intends," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the risks and uncertainties concerning technological changes, increased competition, and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements, all of which speak only as of the date made.

Year 2000 Issue

The Year 2000 Problem generally involved whether a computer system, software product or business system, when working alone or in conjunction with other software or hardware systems, accepted input of, stored, manipulated and output, dates in the Year 2000 or thereafter without error or interruption (the "Year 2000 Problem"). The Year 2000 Problem had the potential to impact the Company in the following principal areas: (i) the Company's internal technology systems;
(ii) the Company's non-internal technology systems which contain embedded computer devices; and (iii) the business systems of the Company's partners, vendors and customers. The Director of Operations and the Corporate Systems staff managed the Company's Year 2000 efforts and the Company had no significant Y2K issues occur and none of the Company's processes or services were effected negatively at the commencement of January 2000.



The Company incurred approximately $8,800 in Year 2000 remediation costs, which was funded from working capital.


ITEM 3. DESCRIPTION OF PROPERTY

The Company's executive offices are located in Encinitas, California, and consist of approximately 5063 square feet, under a non-cancelable operating lease, at a monthly cost of $7,935. The lease expires on August 31, 2001. The Company's principal computer facility is located in San Diego in a shared facility with a co-location lease for $2,000 per month with one of the Company's telecommunication suppliers. The Company is in process of transitioning systems from this facility to its new technology center at 10180 Telesis Court, San Diego CA. This facility comprises 1,500 square feet that the Company sublets from an existing tenant in exchange for network services.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of February 1, 2000, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.


Name and Address                        Number of Shares     Percentage Owned
----------------                        ----------------     ----------------
Donald E. Cameron(1)(2)                     1,479,544             4.51%

Marc Goyette(1)(3)                            275,000              .84%

Robert Wilson(1)(3)                           100,000              .31%

David Webb(1)(4)                              250,000              .76%

Michael Hutchison(1)(5)                       100,000              .31%

William R. Adams(1)(6)                         75,000              .23%

Douglas T. Luke(1)(7)                         102,350              .31%
                                            ---------            -------

All directors & officers as a group         2,381,894             7.27%


(1) Address is 535 Encinitas Blvd., Suite 116, Encinitas, CA 92024

(2) Includes options granted to Mr. Cameron to purchase 965,000 shares of Common Stock at an exercise price of 40 cents per share for 395,000 shares and 35 cents per share for 570,000 shares and 407,401 warrants granted to Mr. Cameron pursuant to a 1996 private placement to purchase 407,401 shares of Common Stock at an exercise price of 40 cents per share

(3) Includes options granted to Messrs. Goyette and Wilson to purchase 100,000 shares each of Common Stock at an exercise price of 40 cents per share

(4) Includes options granted to Mr. Webb to purchase 250,000 shares of Common Stock at an exercise price of 40 cents per share for 100,000 shares and at 35 cents per share for 150,000 shares

(5) Includes options granted to Mr. Hutchison to purchase 100,000 shares of common stock at an exercise price of 35 cents per share

(6) Includes options granted to Mr. Adams to purchase 75,000 shares of Common Stock at an exercise price of 40 cents per share for 4,000 shares and at 35 cents per share for 71,000 shares

(7) Includes options granted to Mr. Luke to purchase 75,000 shares of Common Stock at an exercise price of 35 cents per share

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

Set forth below are the Directors and Officers of the Company.

Name                        Age           Position
----                        ---           --------
Donald E. Cameron           47            President and CEO;
                                          Director since 1993

Marc Goyette(1)(2)          43            Director since 1998

Robert Wilson(1)(2)         55            Director since 1996

David J. Webb               37            Chief Operating Officer

Michael Hutchison           38            Vice President of Business Development


William R. Adams            50             Chief Financial Officer/Secretary
Douglas T. Luke             34             Vice President of Operations



(1) Member of the Audit Committee
(2) Member of the Compensation Committee

Donald E. Cameron

Mr. Cameron founded and has served as President and CEO of Interactive Telesis since 1993. Prior to joining the Company, Mr. Cameron was a lawyer specializing in the area of corporate/securities law for a period of thirteen years and was partner in the law firm of Worrall, Scott, and Page, Vancouver, Canada. As CEO of the Company, Mr. Cameron oversees all areas of the Company's activities, including sales, marketing, technical development, operations, and administration.

Marc Goyette

Since 1993 Mr. Goyette has been the Founder and President of ROI International, an executive recruiting firm. In 1988, Mr. Goyette joined Phoenix Network, a national long distance company, as its Chief Operating Officer and was later promoted to President. Prior to Phoenix Network, Mr. Goyette held positions as head of MIS Development for the electronics division of General Dynamics and Senior Financial Consultant for Merrill Lynch.


Robert Wilson

Since 1992, Mr. Wilson has been an active Board member for several private and public companies in the United States and Canada, including Nanovation Technologies Inc., a private company in Miami involved in high-tech optical engineering; Stamford International Inc., an Ontario, Canada-based merchant banking firm traded on the OTC Toronto; and Amusement International Ltd., a Calgary company, traded on the ASE.


David J. Webb

Mr. Webb joined the Company in November, 1995 and is currently Chief Operating Officer. His background includes an M.A. in mathematics and a B.S. in computer science. He worked as a software development team leader at IBM (1986-1987). He also taught at Penn State University (1987-1990). Mr. Webb held the position as Vice President of Information Systems for Phoenix Network (1990-1994),

Mr. Webb has served as an independent consultant (1994-1995) to several communications firms based in California.


Michael Hutchison

Mr. Hutchison joined the Company in April, 1998 and is currently Vice President of Business Development for Interactive Telesis. He began his career in marketing with Electronic Data Systems as manager of EDS/General Motors' international operations. He was the Vice President of Sales and Marketing for Anthony Robbins' product and seminar training company from 1987 to 1994. He then served as President of the Ambassador Management Group, providing sales and marketing services to emerging growth "start -up" companies, from 1994 to 1998. Mr. Hutchison is a member of the San Diego Telecom Council.


William R. Adams

Mr. Adams joined the Company in June, 1998 and is currently Chief Financial Officer. His financial experience includes over fifteen years (1977 to 1993) at Hughes Electronics, where he was Group Finance Manager, and Delco Electronics (1995 to 1997), where he was a Senior Financial Specialist. Mr. Adams also served as Vice President and Controller of Cubic Applications (1997 to 1998), and CFO at DQDT, a start-up design engineering firm (1993 to 1995).

Douglas T. Luke

Mr. Luke joined the Company in March 1999 and is currently Vice President of Operations. His background includes an MS in Computer Science and MCSE (Microsoft Certified Systems Engineer). He worked as a System Analyst for the US Government (1988-1992), a Telecom Manager for the US State Department (1992-1996), a consultant for Telos Information Systems (1996), a Manager IS Support for DataWorks Corp. (1996-1998) and a Principal Owner/Consultant for SkyLine Systems (1998-1999).


Each Director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the bylaws of the Company. The Board of Directors has established an Audit Committee, consisting of Messrs. Goyette and Wilson, and a Compensation Committee, consisting of Messrs. Goyette and Wilson. The Audit Committee reviews the Company's independent auditors, the scope and timing of the audit services, and other services they are asked to perform, the Auditor's Report on the Company's financial statements following completion of the audit, and the Company's policies and procedures, with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and reviews general policy matters relating to compensation and benefits of employees of the Company.

Compensation of Non-Employee Directors

The Company has the following arrangement by which non-employee directors are compensated:

- Cash

        $6,000 per annum plus out of pocket expenses to attend meetings - paid quarterly.

- Stock Option

The Company proposes to grant stock options to purchase 25,000 shares of the Company annually to each director of the Company under the 1996 Stock Option Plan, to a maximum of 150,000 shares. The options are granted immediately after the Annual General Meeting with a exercise price equal to the market price at the time of granting. The options vest at the end of the fiscal year they are granted.


Previously the following directors were granted options to purchase securities as follows:


                                        No. of Shares    Exercise Price
                                        -------------    --------------
                Marc Goyette              100,000           40 cents
                Robert Wilson             100,000           40 cents

These options vest annually over four years. Under the 1996 Stock Option Plan, all stock options terminate ninety (90) days after the optionee ceases to hold his or her position with the Company.


The Company has granted stock options to directors to assist the Company in compensating, attracting, retaining, and motivating the directors of the Company and to closely align the personal interests of the directors with those of the shareholders.


Board of Directors Meetings

The Board of Directors had six meetings during the fiscal year ended July 31, 1999, which were attended by all directors.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the last three fiscal years in respect of each of the individuals who were, as at July 31, 1999, the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively "the Named Executive Officers"), including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year. The Company has one Named Executive Officer.

                           Summary Compensation Table

                                                                       Long-Term Compensation
                                                           ----------------------------------------------
                                  Annual Compensation      Awards       Payouts
                               --------------------------  ----------   -----------
Name                                              Other    Securities   Restricted              All
And                                               Annual   Under        Shares or     LTIP      other
Principal          Financial   Salary     Bonus   Compen-  Options      Restricted    Payouts   Compen-
Position           Year-End   ($U.S.)      ($)    sation   granted(#)   Share Units   ($)       sation($)
--------------     ---------  --------   -------  -------  ----------   -----------   -------   ---------
Donald Cameron       1997     $ 96,300         -       -   395,000           -           -          -
President/CEO

Donald Cameron       1998     $108,000         -       -         -           -           -          -
President/CEO

Donald Cameron       1999     $120,000   $36,250       -         -           -           -          -
President/CEO                                  *

* Bonus to CEO/Director was used to pay off a loan due from CEO/Director of $21,000 plus the income taxes associated with such bonus.


The Company's executive bonuses are determined by the Compensation Committee of the Board of Directors. Annual bonuses are determined by the Committee based on the executive's performance against the annual objectives and goals of the Company set by the Committee. A member of the Committee recuses himself from voting on his own bonus compensation amounts.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company has only one class of stock.

The Company is authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, of which, as of November 1, 1999, 30,651,138 shares were issued and outstanding and held of record by 1,049 stockholders. As of November 1, 1999, the Company had 3,370 beneficial owners of its Common Stock.

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. Approval of proposals submitted to shareholders at a duly held meeting, other than the election of directors, requires a vote of the shareholders holding a majority of the shares eligible to vote at the meeting who are present in person or by proxy. The foregoing notwithstanding, the Corporation's Articles of Incorporation provide that any amendment, alteration, change or repeal of any provision contained in the Articles of Incorporation require a vote of the shareholders owning at least 75% of the shares entitled to vote on the measure who are present in person or by proxy at the meeting. Also subject to Delaware law, the Corporation's Bylaws provide that any ordinary resolution passed by the vote of the shareholders holding 50% of the shares entitled to vote which are present in person or by proxy at a duly called meeting are required to (i) approve a contract where there are no disinterested directors; or (ii) approve a sale of all or substantially all the Corporation's assets; or (iii) to approve the dissolution, winding up or liquidation of the Corporation. The Corporation's Bylaws provide that the holders of 33-1/3% or more of the Corporation's outstanding stock entitled to vote at a meeting constitute a quorum at all shareholder meetings for the transaction of business, except as otherwise required by statute or the Articles of Incorporation.

Stockholders are entitled to receive dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information

The Company's Common Stock has been posted for trading on the OTC Bulletin Board under the symbol "TSIS" since October, 1996.

Commencing with the fiscal quarter ending October 31, 1997, the high and low bid prices for each quarter were as follows:

               Quarter ended              High               Low
               --------------           --------           --------
               Oct. 31, 1997            86 cents           62 cents
               Jan. 31, 1998            72 cents           30 cents
               April 30, 1998           60 cents           41 cents
               July 31, 1998            66 cents           48 cents
               Oct. 31, 1998            51 cents           25 cents
               Jan. 31, 1999            42 cents           25 cents
               April 30, 1999           51 cents           27 cents
               July 31, 1999            43 cents           36 cents
               Oct. 31, 1999            36 cents           31 cents

The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

The Company has not paid any cash dividends since its inception and does not anticipate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the expansion of the Company's business.

ITEM 2. LEGAL PROCEEDINGS

The Company is a defendant in a lawsuit brought in the Superior Court of California in January, 1999, by Dieter Sauer, a former consultant, claiming wrongful termination by the Company. The consultant alleges special, general and punitive damages in excess of $400,000.

The Company is a defendant in a lawsuit brought in the District Court of Nevada in November, 1997, by Scott Madison, a stockholder. The stockholder is claiming that the Company, an Officer of the Company, and individuals associated with a fiscal agent who assisted the Company in raising equity capital in 1996, made misrepresentations to the plaintiff in the sale of shares of the Company's Common Stock. The plaintiff alleges special, general and punitive damages in excess of $1,000,000. Although the Company intends to vigorously defend the action, counsel for the Company believes it is probable the Company will be required to pay some damages. A reserve of $80,000 has been provided for in the Company's financial statements.


Beginning in approximately March 1997 through August 1998, the Company authorized the repurchase of up to $2 million of its common stock through open market transaction for the intended purpose of reducing the Company's outstanding stock. As described in Note 6 to the Company's financial statements for the years ended July 31, 1999 and 1998, certain aspects of the stock repurchase program may not have been in strict compliance with regulatory requirements which could lead to certain liabilities, the nature and outcome of which are uncertain.


The Company is not aware of any proceedings or potential proceedings that any governmental authority is contemplating.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In December, 1998, the Company did not reappoint Buckley Dodds and Associates as independent auditors for the Company and appointed Pannell Kerr Forster as independent auditors. Pannell Kerr Forster was engaged to perform the audits for the fiscal years ended July 31, 1998 and 1999. The decision to change independent auditors was approved by the Board of Directors of the Company. There were no disagreements between the Company and Buckley Dodds and Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

Buckley Dodds and Associates had not issued a report in the past two fiscal years containing a disclaimer or adverse or qualified opinion.

There were no disagreements between the date of the last audit report prepared by Buckley Dodds and Associates and the date they were discharged in favor of Pannell Kerr Forster.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the last three years, the Company sold unregistered shares of its Common Stock as follows:


Between March and September, 1997, the Company issued an aggregate of 12,537,572 shares to a total of 63 investors for aggregate consideration of $4,427,999. The offering was carried out by Capital Resolutions. The sales were made in reliance upon Rule 506 and Section 4.2 of the 1933 Act.

In 1998, the Company issued an aggregate of 13,255,530 shares to a total of 48 investors for aggregate consideration of $3,720,137. The sales were made in reliance upon Rule 506 and Section 4.2 of the 1933 Act.


Prior to investing, each subscriber was provided with or had access to all information regarding the Company that would be included in the registration statement on Form SB 2, except that the financial statements provided to subscribers were audited in accordance with

Canadian generally accepted accounting practices. With regards to the sales made in reliance on Section 4.2 of the 1933 Act or Rule 506 thereunder, the Company had reasonable grounds to believe, prior to accepting the subscription of each subscriber, based in part on the subscription agreements or investment letters executed by the subscribers, that each of the subscribers were sophisticated enough to evaluate the merits of an investment in Common Stock and that each subscriber was purchasing with investment intent and not with a view to distribution. In addition, each subscriber was reasonably believed by the Company to be an accredited investor within the meaning of Rule 501A of the 1933 Act.


A total of 111 persons purchased securities in this offering, of which 98 were accredited investors and 13 were non-accredited investors. Investors included 25 existing shareholders, 7 officers and directors, and 3 consultants. The offering was made directly by the Company except the Company paid commissions and/or finder's fees ranging from 10% to 15% in connection with the sale of stock to 10 investors. The Company's determination of whether investors were accredited investors, within the meaning of Regulation D, was based on the Company's examination of the investors' executed subscription documents.


Stock Options

The Company established the Interactive Telesis 1996 Stock Plan as a means whereby the Company may, through awards of (i) incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code, (ii) stock appreciation rights ("SARs"), (iii) nonqualified stock options ("NSOs"), (iv) restricted stock ("Restricted Stock"), and (v) phantom stock ("Phantom Stock"):

        (a) provide key full-time employees, non-employee directors, consultants or advisors, with additional incentive to promote the success of the Company's business;

        (b) encourage such persons to continue to promote the success of the Company; and

        (c) enable such person to acquire proprietary interests in the Company.

        The Stock Option Plan as of November 1, 1999, is authorized to grant options to acquire a maximum of 1,485,000 shares of Common Stock. The provisions of this Plan do not apply to or affect any option, stock, stock appreciation right, restricted stock or phantom stock heretofore or hereafter granted under any other stock plan of the Company, and all such options, stock, stock appreciation rights, restricted stock or phantom stock continue to be governed by and subject to the applicable provisions of the plan under which they were granted.

        Since November of 1996, the Company has issued an aggregate of 1,052,000 options to purchase its Common Stock, with exercise prices ranging from 25 cents to 40 cents per share to employees, directors, and service providers under its 1996 Stock Option Plan. Of these options, 112,000 have been cancelled without being exercised; options for 50,000 shares have been exercised; as of November 1, 1999, 890,000 options remain outstanding. The issuance of these option shares were exempt from registration pursuant to Section 4(2) of the 1933 Act or, where applicable, Rule 701 under the 1933 Act.

STOCK OPTIONS AS OF NOVEMBER 1, 1999

                                NUMBER OF SHARES    EXERCISE PRICE   DATE GRANTED   EXPIRATION DATE
                                ----------------    --------------   ------------   ---------------
Directors                           395,000              $0.40          10/3/96          10/3/06
Directors                           100,000              $0.40          5/15/98          5/15/08
Directors                           100,000              $0.40          5/15/99          5/15/09
Employees                           190,000              $0.40          10/3/96          10/3/06
Consultants                         105,000              $0.25          5/15/98          5/15/00
Consultant                           50,000              $0.40          10/3/96          10/3/06
                                  ----------
Subtotal                            940,000
Consultant (Exercised 10/14/99)      50,000
Total Outstanding Options         ==========
as of November 1, 1999              890,000
                                  ==========

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time, or in analogous provisions of successor law, there shall be no liability on any part of any director of the Corporation to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of Section 102(b)(7) shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

        (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

        (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

6.1 Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter by amended, any person who was or is made or is threatened to be made a party of is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact the he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. The Corporation shall be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Corporation.

6.2 Prepayment of Expenses. The Corporation shall pay the expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article or otherwise.

6.3 Claims. If a claim for indemnification or payment of expenses under this
Article is not paid in full within sixty days after a written claim therefore has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

6.4 Non-Exclusivity of Rights. The rights conferred on any person by this
Article VI shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

6.5 Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

6.6 Amendment of Renewal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any person with respect to any act or omission occurring prior to the time of such repeal or modification.

PART F/S

                            INTERACTIVE TELESIS, INC.

                                TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT..........................................        F-1

FINANCIAL STATEMENTS

       Balance Sheets.................................................        F-2

       Statements of Operations ......................................        F-3

       Statements of Changes in Shareholders' Equity..................        F-4

       Statements of Cash Flows.......................................  F-5 - F-6

NOTES TO  FINANCIAL STATEMENTS........................................ F-7 - F-15

                                [PKF LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Interactive Telesis, Inc.
Encinitas, California

We have audited the balance sheets of Interactive Telesis, Inc. (the "Company") as of July 31, 1999 and 1998, and the statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Telesis, Inc. as of July 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ PANNELL KERR FORSTER
                                            -----------------------------------
San Diego, California                       PANNELL KERR FORSTER
September 17, 1999                          Certified Public Accountants
                                            A Professional Corporation

                            INTERACTIVE TELESIS, INC.
                                 BALANCE SHEETS
                             July 31, 1999 and 1998

                                     ASSETS

                                                                            1999              1998
                                                                         -----------       -----------
Current assets:
      Cash                                                               $   490,152       $   406,090
      Accounts receivable, net of allowance for doubtful
         accounts of $0 and $0 at July 31, 1999 and 1998,
         respectively                                                        682,815           431,422
      Deposits                                                                 7,730             8,205
      Amount due from director                                                    --            21,000
                                                                         -----------       -----------
      Total current assets                                                 1,180,697           866,717
                                                                         -----------       -----------
Property and equipment, net                                                  762,508           293,770
                                                                         -----------       -----------
      Total assets                                                       $ 1,943,205       $ 1,160,487
                                                                         ===========       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable and accrued liabilities                           $   111,469       $    49,615
      Deferred revenue                                                            --            12,500
      Current portion of capital lease obligations                           205,044            24,000
                                                                         -----------       -----------
      Total current liabilities                                              316,513            86,115
                                                                         -----------       -----------
Capital lease obligations, net of current portion                            292,229            75,791
                                                                         -----------       -----------
      Total liabilities                                                      608,742           161,906
                                                                         -----------       -----------

Commitments and contingencies (Note 5)

Shareholders' equity:
      Common stock, $.001 par value, 50,000,000 shares
         authorized; 30,599,888 and 29,914,140 shares issued
         at July 31, 1999 and 1998, respectively; 30,599,888 and
         28,751,945 shares outstanding at July 31, 1999 and
         1998, respectively                                                   30,600            29,914
      Additional paid in capital                                           9,639,691        10,048,457
      Accumulated deficit                                                 (8,335,828)       (8,657,568)
      Treasury stock, at cost, 0 and 1,162,195 shares
         at July 31, 1999 and 1998, respectively                                  --          (422,222)
                                                                         -----------       -----------
      Total shareholders' equity                                           1,334,463           998,581
                                                                         -----------       -----------
      Total liabilities and shareholders' equity                         $ 1,943,205       $ 1,160,487
                                                                         ===========       ===========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                            STATEMENTS OF OPERATIONS
                   For the years ended July 31, 1999 and 1998

                                                                    1999             1998
                                                                -----------      -----------
Revenues                                                        $ 3,022,290      $ 1,102,241

Costs and expenses:
      Cost of revenues                                              221,506           98,055
      Salaries and wages                                          1,184,523          822,035
      General and administrative                                    742,801          627,831
      Sales and marketing                                           266,626          141,432
      Depreciation and amortization                                 177,067           64,615
                                                                -----------      -----------
      Total costs and expenses                                    2,592,523        1,753,968
                                                                -----------      -----------

Operating income (loss)                                             429,767         (651,727)

Other expenses:
      Interest expense                                               28,027           25,690
      Litigation contingency                                         80,000               --
                                                                -----------      -----------
      Total other expenses                                          108,027           25,690
                                                                -----------      -----------

Income (loss) before income taxes                                   321,740         (677,417)
Provision for income taxes                                               --               --
                                                                -----------      -----------
Net income (loss)                                               $   321,740      $  (677,417)
                                                                ===========      ===========
Basic net income (loss) per share                               $      0.01      $     (0.03)
                                                                ===========      ===========
Shares used to compute basic net income (loss) per share         30,365,097       22,973,001
                                                                ===========      ===========
Diluted net income (loss) per share                             $      0.01      $     (0.03)
                                                                ===========      ===========
Shares used to compute diluted net income (loss) per share       31,160,123       22,973,001
                                                                ===========      ===========


    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   For the years ended July 31, 1999 and 1998

                                                Common Stock                  Treasury Stock
                                         ------------------------       ----------------------------
                                           Shares         Amount          Shares           Amount
                                         ----------       -------       ----------       -----------
Balance, July 31, 1997                   16,658,610       $16,659        1,212,220       $(1,185,462)

   Issue of common stock for cash,
     net of issuance costs               14,352,204        14,352               --                --

   Issue of common stock to
     directors and employees                850,602           850               --                --

   Issue of stock options to
     directors and employees                     --            --               --                --

   Purchase of treasury stock                    --            --        1,897,251        (3,138,169)

   Retirement of treasury stock          (1,947,276)       (1,947)      (1,947,276)        3,901,409

   Net loss                                      --            --               --                --
                                         ----------       -------       ----------       -----------

Balance, July 31, 1998,
   as restated (See Note 9)              29,914,140        29,914        1,162,195          (422,222)

   Reissue of treasury stock                     --            --         (845,668)          421,906

   Retirement of treasury stock            (316,527)         (316)        (316,527)              316

   Issue of common stock for cash,
     net of issuance costs                1,002,275         1,002               --                --

   Issue of stock options to
     directors and employees                     --            --               --                --

   Net income                                    --            --               --                --
                                         ----------       -------       ----------       -----------
Balance, July 31, 1999                   30,599,888       $30,600               --       $        --
                                         ==========       =======       ==========       ===========

                                        Additional                         Total
                                          Paid In       Accumulated    Shareholders'
                                          Capital         Deficit     Equity (Deficit)
                                        -----------     -----------   ----------------
Balance, July 31, 1997                  $ 6,307,636     $(5,344,472)    $  (205,639)

   Issue of common stock for cash,
     net of issuance costs                4,572,315              --       4,586,667

   Issue of common stock to
     directors and employees                398,350              --         399,200

   Issue of stock options to
     directors and employees                 33,939              --          33,939

   Purchase of treasury stock                    --              --      (3,138,169)

   Retirement of treasury stock          (1,263,783)     (2,635,679)             --

   Net loss                                      --        (677,417)       (677,417)
                                        -----------     -----------     -----------

Balance, July 31, 1998,
   as restated (See Note 9)              10,048,457      (8,657,568)        998,581

   Reissue of treasury stock               (630,847)             --        (208,941)

   Retirement of treasury stock                  --              --              --

   Issue of common stock for cash,
     net of issuance costs                  214,414              --         215,416

   Issue of stock options to
     directors and employees                  7,667              --           7,667

   Net income                                    --         321,740         321,740
                                        -----------     -----------     -----------
Balance, July 31, 1999                  $ 9,639,691     $(8,335,828)    $ 1,334,463
                                        ===========     ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                            STATEMENTS OF CASH FLOWS
                   For the years ended July 31, 1999 and 1998

                                                                          1999               1998
                                                                       ---------        -----------
Cash flows from operating activities:
      Net income (loss)                                                $ 321,740        $  (677,417)
      Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
            Bad debts                                                     11,573                 --
            Depreciation and amortization                                177,067             64,615
            Interest on capital leases and long-term debt                 28,027             25,690
            Amount due from director forgiven                             21,000                 --
            Issuance of common stock and stock options
               to directors and employees                                  7,667            433,139
            Litigation contingency                                        80,000                 --
      Changes in operating assets and liabilities:
            Increase in accounts receivable                             (262,966)          (385,359)
            Decrease in prepaid expenses and deposits                        475              1,022
            Decrease in stock subscription receivable                         --             78,200
            Decrease in accounts payable and accrued liabilities         (18,146)           (84,032)
            (Decrease) increase in deferred revenue                      (12,500)               437
                                                                       ---------        -----------
      Net cash flows provided by (used in) operating activities          353,937           (543,705)
                                                                       ---------        -----------
Cash flows from investing activities:
      Purchase of property and equipment                                 (91,240)          (104,955)
                                                                       ---------        -----------
      Net cash flows used in investing activities                        (91,240)          (104,955)
                                                                       ---------        -----------
Cash flows from financing activities:
      Proceeds on issuance of common stock                               215,416          4,586,667
      Repayments on long-term debt                                            --            (66,463)
      Repayments on capital leases                                      (185,110)          (127,748)
      Purchase of treasury stock and related costs                      (208,941)        (3,138,169)
      Decrease in stock subscriptions                                         --           (735,384)
                                                                       ---------        -----------
      Net cash flows (used in) provided by financing activities         (178,635)           518,903
                                                                       ---------        -----------
Net increase (decrease) in cash                                           84,062           (129,757)
Cash at beginning of year                                                406,090            535,847
                                                                       ---------        -----------
Cash at end of year                                                    $ 490,152        $   406,090
                                                                       =========        ===========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                      STATEMENTS OF CASH FLOWS (Continued)
                   For the years ended July 31, 1999 and 1998

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                               1999             1998
                                                                             --------       ----------
Cash paid during the period for:
      Interest                                                               $ 28,027       $   25,690
                                                                             ========       ==========
      Income taxes                                                           $     --       $       --
                                                                             ========       ==========

Supplemental disclosure of noncash investing and financing activities:

      Treasury stock transactions                                            $209,787       $2,635,679
                                                                             ========       ==========
      Purchase of property and equipment on capital lease                    $554,565       $  156,790
                                                                             ========       ==========

    The accompanying notes are an integral part of the financial statements.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Interactive Telesis, Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada, on June 19, 1987, and on September 23, 1996, the Company's jurisdiction of incorporation was changed to the state of Delaware. It is in the business of developing and marketing customized interactive voice response services to customers primarily located in the United States.

Financial Instruments

The carrying amounts reported in the balance sheets for cash, accounts receivable, prepaid expenses and deposits, amount due from director, accounts payable and accrued liabilities, and deferred revenue approximate fair value due to the immediate short-term maturity of these financial instruments.

The fair value of the Company's capital lease obligations approximates the carrying amount based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on a declining balance basis over the estimated useful lives of the depreciable assets which range from three years for computer and related equipment to five years for office furniture and fixtures, and motor vehicles.

Treasury Stock

The Company's repurchases of shares of common stock are recorded as treasury stock, at cost, and result in a reduction of shareholders' equity. When treasury shares are retired, the Company uses a first-in, first-out method and the excess of repurchase cost over additional paid in capital is treated as an increase in accumulated deficit. When treasury shares are reissued, the Company uses a first-in, first-out method and the excess of repurchase cost over reissuance price is treated as a reduction of additional paid in capital.

Revenue Recognition

Revenues are generated by the Company's interactive voice response services. Revenue is recognized when these services are provided by the Company.

Cost of Revenues

Cost of revenues represent the direct telecommunication costs incurred by the Company to provide its interactive voice response services.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration Risk

A majority of the Company's revenues are generated by record and replay services. If the demand for this service decreased or if the Company's ability to continue to provide this service was impaired, the Company's revenue source would be impacted.

78% and 68% of the Company's revenue was generated by three and one customer(s) for the years ended July 31, 1999 and 1998, respectively.

The Company maintains its primary checking and savings accounts at one financial institution located in California. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At July 31, 1999 and 1998, the Company's uninsured cash balances totaled $390,152 and $306,090, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Stock Based Compensation

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This statement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on a fair-value method of accounting.

Companies that do not choose to adopt the expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion (APB) No. 25, but are required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123. APB No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to the market price at the date of the grant.

The Company has adopted the disclosure provisions of SFAS No. 123 effective August 1, 1997. The Company has opted to follow the accounting provisions of APB No. 25 for stock- based compensation and to furnish the pro forma disclosures required under SFAS No. 123 (See Note 6).

Long-Lived Assets

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of the impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 effective August 1, 1997.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Income (Loss) Per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. SFAS No. 128 supercedes the provisions of APB No. 15, and requires the presentation of basic earnings per share and diluted earnings per share. The Company has adopted the provisions of SFAS No. 128 effective August 1, 1997.

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted net income (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised. During the year ended July 31, 1999, outstanding options and warrants to purchase 838,901 common shares were included in the weighted average share computation. During the year ended July 31, 1998, outstanding options and warrants to purchase 1,000,651 common shares were anti-dilutive and have been excluded from the weighted average share computation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


The Company reviews the ageing of its accounts receivable on a periodic basis and records on allowance for doubtful accounts based on an estimate of those accounts receivable which eventually will become uncollectible.


NOTE 2 - RELATED PARTY TRANSACTIONS

Amount due from director

Amount due from director consists of the following as of July 31, 1999 and 1998:

                                                                      1999     1998
                                                                      ----    -------
Unsecured loan to the CEO, bearing interest at 8%,
for legal costs related to a legal action resulting from
his position as a director and officer of the Company.
In July 1999, the loan was forgiven via a bonus to the
CEO for achieving certain revenue targets for the
Company.                                                              $--     $21,000
                                                                      ====    =======

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of July 31, 1999 and 1998:

                                                                         1999         1998
                                                                      ----------    ---------
Computer and related equipment                                        $  933,799    $ 357,730
Office furniture and fixtures                                             64,198       36,534
Motor vehicle                                                             42,072            -
                                                                      ----------    ---------
                                                                       1,040,069      394,264

Less: Accumulated depreciation                                          (277,561)    (100,494)
                                                                      ----------    ---------

Net property and equipment                                            $  762,508    $ 293,770
                                                                      ==========    =========

NOTE 4 - CAPITAL LEASE OBLIGATIONS

Capital lease obligations consist of the following as of July 31, 1999 and 1998:

                                                               1999         1998
                                                             ---------    --------
Capital lease obligations, bearing interest at rates
of up to 28%, with interest and principal payable in
monthly installments of approximately $21,400. The
capital lease obligations are secured by the computer
and related equipment, and by personal guarantees of
the CEO. The capital lease obligations are due at
various dates between July 2000 and June 2003.               $ 497,273    $ 99,791

Less: Current portion                                         (205,044)    (24,000)
                                                             ---------    --------

Capital lease obligation, long-term                          $ 292,229    $ 75,791
                                                             =========    ========


Aggregate maturities of capital lease obligations as of July 31, 1999, are as follows:

         Year Ended July 31,                                   Amount
         -------------------                                 ---------
            2000                                             $ 257,171
            2001                                               228,465
            2002                                               102,906
            2003                                                13,299
                                                             ---------
            Total minimum lease payments                       601,841

            Less: Amount representing interest                (104,568)
                                                             ---------
                                                             $ 497,273
                                                             =========

Capitalized leases included in property and equipment amounted to approximately $712,000 and $157,000 before accumulated amortization of $165,000 and $45,000 as of July 31, 1999 and 1998, respectively. Included in depreciation and amortization expense is amortization of capital lease assets in the amounts of approximately $120,000 and $34,000 for the years ended July 31, 1999 and 1998, respectively.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 5 - COMMITMENTS AND CONTINGENCIES

        Leases

        The Company leases its facilities under a non-cancelable operating leases that expire at various dates through July 2002. Minimum future obligations under these leases as of July 31, 1999, are as follows:

         Year ended July 31,                                    Amount
         -------------------                                  --------
               2000                                           $129,147
               2001                                            104,202
               2002                                             13,732
                                                              --------
         Total minimum lease payments                         $247,081
                                                              ========

Rent expense under the non-cancelable operating leases was $103,185 and $62,589 for the years ended July 31, 1999 and 1998.

Litigation

The Company is a defendant in a lawsuit brought by an individual claiming that the Company wrongfully terminated the plaintiff. The plaintiff alleges special, general and punitive damages in excess of $400,000. At the present stage of litigation, the probability that the Company will be required to pay damages cannot be determined and therefore an estimate of the amount of loss cannot be made. Accordingly, no contingent liability has been provided for in the accompanying financial statements.

The Company is a defendant in a lawsuit brought by an individual claiming that the Company and other defendants made misrepresentations in the sale of shares of the Company's common stock. The plaintiff alleges special, general and punitive damages in excess of $1,000,000. Although the case has been vigorously defended, it is probable that the Company will be required to pay damages. The Company's best estimate of the amount of the probable loss is $80,000 and accordingly, a provision of $80,000 has been provided for in the accompanying financial statements.

Other

No contingent liability has been provided for in the accompanying financial statements that relates to the Company's 1997 stock repurchase program, as discussed in Note 6, as an estimate of the amount of loss cannot be made.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 6 - SHAREHOLDERS' EQUITY

Stock repurchase program

In 1997, the Company authorized the repurchase of up to $2,000,000 worth of its shares through open market transactions with the intention of retiring this stock. For the years ended July 31, 1999 and 1998, the Company paid $208,941 and $3,138,169 to five brokerage accounts of the Company and certain shareholders (the "Brokerage Accounts") and purchased and resold shares at values varying between $0.30 and $1.06. As of July 31, 1999, the Company did not hold any treasury stock and had settled all the Brokerage Accounts. Certain aspects of the stock repurchase program may not have been in strict compliance with regulatory requirements, which could lead to certain liabilities, the nature and outcome of which are uncertain (see Note 5 -- other).

Stock purchase warrants

In January 1997, the Company issued 407,401 share purchase warrants to the CEO in connection with the settlement of a debt. The warrants entitle the director to purchase 407,401 shares of common stock at $.40 per share, and expire in November 2001. None of the warrants had been exercised as of July 31, 1999.

In January 1997, the Company issued 675,000 share purchase warrants to a corporation in connection with the issue of shares of common stock. The warrants entitled the corporation to purchase 337,500 shares of common stock at $.20 per share, and expired unexercised in January 1999.

Stock option plans

In October 1996, the Company adopted a non-qualified stock option plan (the "Plan") under which options to purchase up to 1,485,000 shares of common stock may be granted to directors, officers or employees of the Company, as well as to consultants and other service providers of the Company. The Plan provides for grants of options with a term of up to 10 years.

Pursuant to the Plan, the Company granted options to purchase 132,000 and 205,000 shares of common stock for the years ended July 31, 1999 and 1998, respectively.

The Company has elected to account for grants under its Plan following APB No. 25 and related interpretations. Accordingly, compensation costs of $7,667 and $33,939 have been recognized for options granted during the years ended July 31, 1999 and 1998, respectively. Under SFAS No.123, the fair value of each option granted during the years ended July 31, 1999 and 1998, was estimated on the measurement date utilizing the then current fair value of the underlying shares, as estimated by management, less the exercise price discounted over the average expected life of the options, with an average risk free interest rate of between 4.9% and 6.7%, price volatility of between .53 and 1, and no dividends.

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 6 - SHAREHOLDERS' EQUITY (Continued)

Stock option plans (Continued)

Had compensation cost for all awards been determined based on the fair value method as prescribed by SFAS No.123, reported net income (loss) and net income
(loss) per share would have been as follows:

                                        July 31, 1999      July 31, 1998
                                        -------------      -------------
Net income (loss):
   As reported                             $321,740          $(677,417)
   Pro forma                               $261,659          $(779,733)

Basic net income (loss) per share:
   As reported                             $   0.01          $   (0.03)
   Pro forma                               $   0.01          $   (0.03)

Diluted net income (loss) per share:
   As reported                             $   0.01          $   (0.03)
   Pro forma                               $   0.01          $   (0.03)


A summary of the activity of the stock options for the years ended July 31, 1999 and 1998 are as follows:

                                                      Year ended                      Year ended
                                                    July 31, 1999                   July 31, 1998
                                                ------------------------      -------------------------
                                                                Weighted                       Weighted
                                                                Average                        Average
                                                                Exercise                       Exercise
                                                Shares           Price         Shares            Price
                                                -------         --------      ---------        --------
Outstanding at beginning of period              808,000         $   0.38        715,000         $  0.40
Granted                                         132,000             0.40        205,000            0.33
Forfeited                                            --               --       (112,000)           0.40
Expired                                              --               --             --              --
                                                -------         --------      ---------         -------
Outstanding at end of period                    940,000         $   0.38        808,000         $  0.38
                                                =======         ========      =========         =======
Exercisable at end of period                    431,500         $   0.36        255,750         $  0.34
                                                =======         ========      =========         =======
Weighted-average fair value
   of options granted during the period                                       $    0.32         $  0.39
                                                                              =========         =======
Weighted-average remaining contractual
   life of options outstanding at end
   of period                                                     7 years                        7 years
                                                                ========                        =======

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 7 - INCOME TAXES

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of July 31:

                                                     1999               1998
                                                  ---------          ---------
Deferred tax assets:
   Net operating loss carryforwards               $ 866,000          $ 900,000
   Other                                             35,000                 --
                                                  ---------          ---------
   Gross deferred tax assets                        901,000            900,000
   Less: Valuation allowance                       (614,000)          (742,000)
                                                  ---------          ---------
   Net deferred tax assets                          287,000            158,000
Deferred tax liabilities:
   Property and equipment                           (28,000)           (11,000)
   Cash basis accounting for tax purposes          (259,000)          (147,000)
                                                  ---------          ---------
                                                  $      --          $      --
                                                  =========          =========

Realization of deferred tax assets is dependant upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $128,000 from 1998 and increased by $221,000 from 1997.

As of July 31, 1999, the Company has net operating loss carryforwards for both federal and state income tax purposes. Federal and state net operating loss carryforwards totaling approximately $2,255,000 and $1,703,000, respectively, as of July 31, 1999, begin to expire in 2011. Under federal and state laws, the availability of operating loss carryforwards are limited in the event of a cumulative change in the Company's ownership resulting in a change in control. The Company has not performed an analysis to determine if such a change has taken place, however, management does not believe such a change has taken place.

A reconciliation of the effective tax rates with the federal statutory rate is as follows as of July 31:

                                                              1999              1998
                                                           ---------          ---------
Income tax expense (benefit) at 35% statutory rate         $ 113,000          $(237,000)
Change in valuation allowance                               (128,000)           221,000
Nondeductible expenses                                            --             14,000
State income taxes, net                                       19,000            (39,000)
Other                                                         (4,000)            41,000
                                                           ---------          ---------
                                                           $      --          $      --
                                                           =========          =========

                            INTERACTIVE TELESIS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   For the years ended July 31, 1999 and 1998

NOTE 8 - PROPOSED SALE OF PRODUCT SERVICE LINE

On June 25, 1999, the Company's Board of Directors authorized management to negotiate the sale of the InvestorReach service ("InvestorReach"). Revenues and net income (loss) from InvestorReach were $537,028 and $145,973 for the year ended July 31, 1999, and $272,833 and $(16,781) for the year ended July 31, 1998, respectively. InvestorReach does not have any separately identifiable assets and liabilities. Management is currently negotiating the sale of InvestorReach.

NOTE 9 - RESTATEMENT AND RECLASSIFICATION

The July 31, 1998 financial statements were previously issued under Canadian Generally Accepted Accounting Principles. As a result, no compensation expense was recognized for the issue of stock options to directors and employees, and the cost of treasury stock was allocated between common stock par value and additional paid in capital. Accordingly, the additional paid in capital and net loss as of and for the year ended July 31, 1998, have been restated to account for the issue of such stock options in accordance with APB No. 25, and the cost of treasury stock has been reclassified from common stock par value and additional paid in capital to treasury stock, at cost.

As a result of the above, $33,939 has been recognized as compensation expense for the year ended July 31, 1998, increasing the net loss from $(643,478) as previously reported, to $(677,417). Also, $(1,162) and $(421,060) have been reclassified from common stock par value and additional paid-in capital, respectively, to treasury stock, at cost, as of July 31, 1998, to properly reflect treasury stock, with no effect on total shareholders' equity.

PART III

ITEM 1. Index of Exhibits

        Description
        -----------
        3.1*    Province of British Columbia, Company Act, Certificate of
                Incorporation, Butter Rock Resources

        3.2*    Company Act, Memorandum, Butter Rock Resources

        3.3*    Articles of Incorporation, Interactive Telesis - 1992

        3.4*    Certificate of Incorporation of the Company - Delaware

        3.5* Certificate of Amendment of Certificate of Incorporation of the Company - Delaware

        3.6*    Bylaws of the Company

        10.1*   ITI Stock Option Plan (1996)

        10.2*   Lease Agreement between the Company and North Coast Business
                Park, dated Feb. 15, 1995, with amendments dated April 30, 1999

        10.3* Lease Agreement between the Company and U.S. Net Solutions, Inc., dated Feb. 22, 1999

        10.4* Sublease Agreement between the Company and The Townsend Agency, dated Aug. 13, 1999

        10.5*   Balboa Capital Corporate Equipment Lease Agreement

        10.6*   Balboa Capital Corporate Equipment Lease Agreement

        10.7*   Toshiba Corporate Equipment Lease Agreement

        10.8*   Westover Financial Corporate Equipment Lease Agreement

        10.9*   Westover Financial Corporate Equipment Lease Agreement

        10.10*  Ford Financial Services Corporate Equipment Lease Agreement

        10.11*  Ford Financial Services Corporate Equipment Lease Agreement

--------------------
* Previously filed.

        10.12*  Imperial Business Credit Corporate Equipment Lease Agreement

        10.13*  Media Capital, LLC Corporate Equipment Lease Agreement

        10.14*  Dell Financial Services Corporate Equipment Lease Agreement

        10.15*  Imperial Business Credit Corporate Equipment Lease Agreement

        10.16*  First Sierra Financial Corporate Equipment Lease Agreement

        10.17*  United Capital Leasing Corporate Equipment Lease Agreement

        10.18*  ADVANTA Business Service Corporate Equipment Lease Agreement

        10.19*  Ford Financial Services Corporate Equipment Lease Agreement

        10.20*  ADVANTA Bank Corporation Corporate Equipment Lease Agreement

        10.21*  Financial Pacific Leasing Corporate Equipment Lease Agreement

        10.22+  AT&T Corp. contract dated December 19, 1997

        10.23+  Global Crossing (formerly Frontier Communications Services,
                Inc.) contract dated September 14, 1999

        16.1*   Letter from Buckley Dodds and Associates, dated Oct. 29, 1999

        16.2    Letter from Buckley Dodds and Associates, dated March 21, 2000

        27.1*   Financial Data Schedule

--------------------
* Previously filed.

+ Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 INTERACTIVE TELESIS INC.
                                                 (a Delaware corporation)
                                            ------------------------------------
                                                       (Registrant)


Dated:  March 30, 2000                     By: /s/ Donald E. Cameron
                                               ---------------------------------
                                               Donald E. Cameron
                                               President and CEO